Exhibit 99.1

April 15, 2026

TO THE SHAREHOLDERS OF SCORPIO TANKERS INC.

Enclosed is a notice of the 2026 annual meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Scorpio Tankers Inc. (the “Company”), which will be held at the office of Scorpio Commercial Management S.A.M., L’Exotique, 99 Boulevard du Jardin Exotique, Monaco MC 98000 on May 27, 2026 at 15:00 local time, the Company’s proxy statement and certain other related materials. These materials, together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2025, may be found at http://www.edocumentview.com/STNG. Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.

At the Meeting, the Shareholders will consider and vote upon the following proposals:

1.To elect one new independent Class I Director and to re-elect two Class I Directors to serve until the 2029 annual meeting of the Shareholders (“Proposal One”);

2.To ratify the appointment of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2026 (“Proposal Two”); and

3.To transact other such business as may properly come before the Meeting or any adjournment thereof.

Provided that a quorum is present, the following is required to adopt the proposals: (1) adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote in the election; and (2) adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares represented at the Meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE BY ELECTRONIC MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 2, 2026.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

Emanuele Lauro
Chairman and Chief Executive Officer

Monaco	Connecticut
L’Exotique, 99 Boulevard du Jardin Exotique, Monaco MC 98000	1 Lafayette Place, Greenwich, CT, 06830, United States
Tel: +377 9798 5716	Tel: +1 212 542 1616

e-mail & website: info@scorpiotankers.com
www.scorpiotankers.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 15, 2026
NOTICE IS HEREBY given that the 2026 annual meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Scorpio Tankers Inc. (the “Company”) will be held on May
27, 2026 at 15:00 local time at the office of Scorpio Commercial Management S.A.M., L’Exotique, 99 Boulevard du Jardin Exotique, Monaco MC 98000 for the following purposes, of which proposals one and two are more completely set forth in the accompanying proxy statement:

1.To elect one new independent Class I Director and to re-elect two Class I Directors to serve until the 2029 annual meeting of the Shareholders (“Proposal One”);

2.To ratify the appointment of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2026; and

3.To transact other such business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on April 2, 2026 as the record date for the determination of the Shareholders entitled to receive this notice of Meeting and to vote at the Meeting or any adjournment thereof.

Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting, who attend the Meeting in person or by proxy, shall be a quorum for the purposes of the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE BY ELECTRONIC MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 2, 2026.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

This notice of Meeting, the proxy statement and certain other related materials, such as the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2025, may be found at http://www.edocumentview.com/STNG. Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.

BY ORDER OF THE BOARD OF DIRECTORS

Auste Adelborg
Secretary

April 15, 2026
Monaco

SCORPIO TANKERS INC.
L’EXOTIQUE, 99 BOULEVARD DU JARDIN EXOTIQUE, MONACO MC 98000

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 27, 2026

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Scorpio Tankers Inc., a Marshall Islands corporation (the “Company”), for use at the 2026 annual meeting (the “Meeting”) of holders of common shares of the Company (the “Shareholders”) to be held at the office of Scorpio Commercial Management S.A.M., L’Exotique, 99 Boulevard du Jardin Exotique, Monaco MC 98000 on May 27, 2026 at 15:00 local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of Meeting. This proxy statement and the accompanying form of proxy are expected to be mailed to the Shareholders entitled to vote at the Meeting on or about April 15, 2026. These materials, together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2025 (the “Annual Report”) may be found at http://www.edocumentview.com/STNG. Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.

Voting Rights and Outstanding Shares

On April 2, 2026 (the “Record Date”), the Company had issued and outstanding 51,762,790 common shares, par value $0.01 per share (the “Common Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more Shareholders of record (in person or by proxy) holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned signed without instructions will be voted FOR the proposals set forth on the notice of Meeting.

The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “STNG.”

Revocability of Proxies

A Shareholder may revoke its proxy at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive office, L’Exotique, 99 Boulevard du Jardin Exotique, Monaco MC 98000, a written notice of revocation by a duly executed proxy bearing a later date (not later than the Meeting date), or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company currently has seven directors divided into three classes. As provided in the
Company’s Amended and Restated Articles of Incorporation, as amended, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified. One of the current Class I Directors, Mr. Merrick Rayner, has determined not to run for re-election. The Board has nominated Antonino Mattarella for election as a new independent Class I Director and Emanuele Lauro and Niccolò Camerana for re-election as Class I Directors. The terms of the one newly elected Class I Director and two re-elected Class I Directors will expire at the Company’s 2029 annual meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position
Emanuele Lauro	47	Class I Director
Niccolò Camerana	46	Class I Director
Antonino Mattarella	47	Class I Director

Emanuele A. Lauro, Chairman and Chief Executive Officer and Director

Emanuele A. Lauro, the Company's founder, has served as our Chairman and Chief Executive Officer since the closing of our initial public offering in April 2010. He co-founded Eneti Inc., in 2013 and served as its Chairman and Chief Executive Officer until December 2023, when the company merged with Cadeler A/S (NYSE: “CDLR”). Since January 2024, Mr. Emanuele Lauro has served as Vice Chairman of Cadeler A/S. Mr. Emanuele Lauro joined the Scorpio group of companies in 2003 and has held senior management roles since 2004. Mr. Emanuele Lauro serves as Vice President of the Monaco Chamber of Shipping and is a member of the London Advisory Council of Fordham University, New York. He previously served as a director of the Standard Club from May 2013 to January 2019. He holds a degree in international business from the European Business School, London. Mr. Emanuele Lauro is the brother of our Vice President, Mr. Filippo Lauro.

Niccolò Camerana, Director

Mr. Camerana has served on our Board of Directors since September 2023. In addition to his role as director, Niccolò has been employed by Stellantis (formerly Fiat Chrysler Automobiles) since 2010 and currently serves as Managing Director in Stellantis Ventures (the Corporate Venture Capital Fund of Stellantis). From 2003 to 2006, Niccolò worked for PwC in Italy in its transaction services and audit department. Thereafter, between 2006 and 2009, he worked for UBS Investment Bank in London in its mergers and acquisitions department. During his career within Fiat Group, Niccolò covered different roles and between 2016 and 2019, he was Head of Debt Capital Markets and Head of Business Development at FCA Bank; and in 2019, he became responsible for FCA EMEA business development, up until its merger with the Peugeot Group. Between 2016 and 2023, Niccolò was a member of the Exor N.V. Board of Directors. Since 2023 Niccolò has also served on Board of Directors of Giovanni Agnelli B.V. Since January 2025 Mr. Camerana is also Director and Chairman of Obsidian Capital SGR.

Antonino Mattarella

Antonino Mattarella brings over 20 years of experience in global investment banking, with deep expertise in capital markets, corporate finance, and strategic advisory. Mr. Mattarella most recently served as Country Executive for Italy and Head of Corporate and Investment Banking Italy at Bank of America Europe DAC, from June 2017 to February 2026. In this role, he was responsible for leading the firm’s Italian franchise, advising leading corporates and financial sponsors on mergers and acquisitions, equity and debt capital markets transactions, and strategic financing initiatives. Prior to joining Bank of America, Mr. Mattarella spent 13 years at Goldman Sachs in London, where he served as Head of Equity Capital Markets for Southern Europe and Switzerland. During his tenure, he advised on a wide range of equity and equity-linked transactions and developed longstanding relationships with major European issuers and investors. Earlier in his career, Mr. Mattarella worked in the Equity Capital Markets division at Mediobanca (Milan and Rome) and at Paribas, where he focused on fixed income and derivatives sales to Italian clients. Mr. Mattarella currently serves on the boards of the Robert F. Kennedy Human Rights Italia, the American Chamber of Commerce in Italy, and LUISS Guido Carli University, and is a member of the Advisory Board of the Veneranda Fabbrica del Duomo di Milano. Mr. Mattarella holds a degree in Economics and Marketing from Middlesex University Business School in London.

Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote in the election.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the appointment of PricewaterhouseCoopers
Audit as the Company’s independent auditors for the fiscal year ending December 31, 2026.

PricewaterhouseCoopers Audit has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee of the Board.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares represented at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AUDIT AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

ELECTRONIC DELIVERY

Shareholders can access documents related to the Meeting, including the Company’s latest
Annual Report, at: http://www.edocumentview.com/STNG.

For Shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, Shareholders can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

EFFECT OF ABSTENTIONS

An “abstention” occurs when a Shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to “for” or “withhold”). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposal Two has been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board

Auste Adelborg
Secretary

April 15, 2026
Monaco

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SCORPIO Tankers VOTE

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## Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

**Votes submitted electronically or by phone must be received by 1:00 A.M., Eastern Time, on May 27, 2026.**

**Online**
Go to **www.envisionreports.com/STNG** or scan the QR code — login details are located in the shaded bar below.

**Phone**
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

**Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/STNG**

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

## Annual Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

### A Proposals — The Board of Directors recommends a vote FOR each of the nominees listed in Proposal 1 and FOR Proposal 2.

1. Election of Directors:

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01 - Emanuele A. Lauro | ☐ | ☐ | 02 - Niccolò Camerana | ☐ | ☐ | 03 - Antonino Mattarella | ☐ | ☐ |

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### B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

| Date (mm/dd/yyyy) — Please print date below. | Signature 1 — Please keep signature within the box. | Signature 2 — Please keep signature within the box. |
|---|---|---|
| / / | | |

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## 2026 Annual Meeting Admission Ticket

**2026 Annual Meeting of Scorpio Tankers Inc. Shareholders**

**May 27, 2026 at 15:00 local time**
**Scorpio Commercial Management S.A.M.,**
**L'Exotique, 99 Boulevard du Jardin Exotique, MC 98000, Monaco**

**Upon arrival, please present this admission ticket and photo identification at the registration desk.**

**Small steps make an impact.**

Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/STNG

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

## Proxy — Scorpio Tankers Inc.

### Notice of 2026 Annual Meeting of Shareholders

**Office of Scorpio Commercial Management S.A.M., L'Exotique, 99 Boulevard du Jardin Exotique, Monaco MC 98000**
**Proxy Solicited by Board of Directors for Annual Meeting - May 27, 2026**

The undersigned shareholder hereby appoints Emanuele A. Lauro, Auste Adelborg and Christopher Avella, and each of them individually, with the power to act without the other and with the full power of substitution, as proxies, and hereby authorizes them to represent the undersigned and to vote, as provided on the other side of this card, all of the shares of Scorpio Tankers Inc. that the undersigned is entitled to vote at, and, in their discretion, to vote upon such other business as may properly come before, the 2026 Annual Meeting of Shareholders to be held at 15:00, local time, on May 27, 2026 at the Office of Scorpio Commercial Management S.A.M., L'Exotique, 99 Boulevard du Jardin Exotique, MC 98000, Monaco, or any postponement or adjournment thereof, with all powers which the undersigned would possess if present at the Meeting. **THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN, OR IF NO SUCH DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.**

**(Items to be voted appear on reverse side)**

### C Non-Voting Items

| Change of Address — Please print new address below. | Comments — Please print your comments below. | Meeting Attendance |
|---|---|---|
| | | Mark box to the right if you plan to attend the Annual Meeting. ☐ |